================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,      June                                          2006
                       ---------------------------------        ----------------
Commission File Number 000-23464
                       ---------------------------------        ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------

                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                Form 20-F                     Form 40-F   X
                          -----------                   -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                            No   X
                        -----------                    -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

     1 News Release dated June 5, 2006 ("REDDOT CMS(TM) AND LIVESERVER(TM) CONTENT MANAGEMENT SOFTWARE NAMED A CATEGORY LEADER AMONG WCM PLATFORMS FOR GLOBAL SUPPORT")

     2 News Release dated June 6, 2006 ("HUMMINGBIRD ANNOUNCES LAUNCH OF REDDOT CONTENT MANAGEMENT SERVER (CMS) 7.0 AND LIVESERVER 2.5")

     3 News Release dated June 12, 2006 ("HUMMINGBIRD PARTNERS WITH L-3 COMMUNICATIONS TITAN GROUP TO COMBAT MONEY LAUNDERING AND FINANCIAL CRIME")

     4 News Release dated June 14, 2006 ("MULTILINGUAL BUSINESS THRIVES ON THE WEB")

     5 News Release dated June 20, 2006 ("OGCBUYING.SOLUTIONS SELECTS HUMMINGBIRD TO HELP DRIVE (pound)7 BILLION TARGET IN CUTTING UK PUBLIC SECTOR PROCUREMENT COSTS")

     6 New Release dated June 28, 2006 ("LEADING IRISH LAW FIRM SELECTS HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL FOR COMPLIANT CONTENT LIFECYCLE MANAGEMENT")

     7 News Release dated June 29, 2006 ("HUMMINGBIRD LTD. CONFIRMS MAILING OF MANAGEMENT INFORMATION CIRCULAR AND RECEIPT OF INTERIM ORDER")

                                                                      DOCUMENT 1

HUMMINGBIRD (R) [GRAPHIC OMITTED]


 RedDot CMS(TM) and LiveServer(TM) Content Management Software Named a Category
                 Leader Among WCM Platforms for Global Support

     Independent research firm looks at critical drivers for global content management and identifies must-have features for managing multilingual content for global or ethnic markets

Toronto - June 5, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that Common Sense Advisory Inc., an independent business globalization research and consulting firm, has named its RedDot CMS and LiveServer Content Management and Content Delivery Solution a category leader among Web Content Management (WCM) platforms for global support.

Common Sense Advisory recently released two new reports on global content management (GCM)(1) entitled: "Lessons in Global Content Management: A User's Guide" and "Global Content Management Technology: A Buyer's Guide." These reports outline the features that are essential for managing global content and deliver business drivers, case studies, and best practices. Common Sense Advisory based the two reports on in-depth interviews with 16 content management software suppliers and dozens of users.

Over the past several years, business globalization has increased the need to support customers, partners, employees, and other users across international borders or in domestic ethnic markets. According to the report, "Companies that started globalizing their communications and commerce efforts years ago now look toward standardizing their technology investments to take advantage of newer software, economies of scale in buying and supporting CMS products, and greater reliability through centralizing the management of their many international products."

In the report: "Global Content Management Technology: A Buyer's Guide," Common Sense Advisory provides the following assessment of the strengths of the RedDot multilingual WCM platform: "This application assumes from the start that any site you want to publish will be multilingual. Its low cost of entry, ease of implementation, and ease of configuration make RedDot a likely starter level system.

"RedDot provides in-context, side-by-side views of source and target language content for multilingual contributors. This is an essential feature for both translators and quality checkers."

When looking at basic support for translation workflow, the report notes that some content management offerings include pre-defined workflow templates for translation assistance citing RedDot as one of the vendors that "lead the charge" in this area.

----------
(1) "Lessons in Global Content Management: A User's Guide" and "Global Content Management Technology: A Buyer's Guide," by Donald A. DePalma and Ben Sargent, published March 2006.

Common Sense Advisory concludes that RedDot is a category leader among WCM platforms for global support. According to the report, "Customers can quickly achieve the primary GCM objectives of content velocity and brand consistency using this platform. For customers already using Hummingbird or those interested in future use, RedDot is an obvious choice for web content management. For any customer in a hurry to build their multilingual web presence, RedDot continues to be a good choice."

"We are pleased to see RedDot cited as a category leader among multilingual WCM applications. RedDot's global heritage and client base has driven the multilingual capabilities of our CMS software," said Niels Metger, Founder, RedDot Solutions. "This recognition of strong product and focus on ease of use and deployment is a testimonial to our ongoing commitment to meet and exceed organizations' global content management requirements."

About Common Sense Advisory, Inc.
Common Sense Advisory, Inc. is an independent research firm committed to objective research and analysis of the business practices, services, and technology for translation and localization. The firm also provides hands-on consulting and training to global business teams. For more information, visit http://www.commonsenseadvisory.com. To subscribe to Common Sense Advisory's research, contact Renato Beninatto at renato@commonsenseadvisory.com or +1-978-275-0500.

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com



For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

Elizabeth Torrie Zwaryczuk
Director of Public Relations
RedDot Solutions Corporation
212-425-3988, ext. 215
elizabeth.torrie@reddot.com

                                                                      Document 2

HUMMINGBIRD [GRAPHIC OMITTED]


   Hummingbird Announces Launch of RedDot Content Management Server (CMS) 7.0
                               and LiveServer 2.5
                              RedDot Moves To .NET

Toronto, Ontario and New York, NY - June 6, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced the launch of RedDot Content Management Server (CMS) 7.0 and LiveServer 2.5 products. RedDot's CMS and LiveServer allow business users to easily manage, edit, share, reuse and control the delivery of content to targeted audiences through corporate Web sites, intranets and extranets.

The new version of RedDot CMS was developed on the .NET framework, and provides customers with greater site-management functionality. RedDot CMS 7.0 now features:

o An advanced archiving function--site managers can now purge content from their Web sites, portals, extranets and intranets while complying with laws and guidelines on data storage.

o Analysis tools--enable users to instantly generate reports demonstrating how individual assets are being used throughout the Web site

CMS 7.0 with LiveServer 2.5's content delivery platform is the first personalization and integration platform offered specifically for the midmarket. LiveServer 2.5 now features secure access and contextual delivery of content from legacy enterprise content management (ECM) systems.

"Moving to the .NET framework is a very exciting step for RedDot. RedDot is known as the leader in Windows-based Web content management solutions, and this new version of CMS underscores our dedication to delivering category leading technology," said Niels Metger, Founder, RedDot Solutions. "Now more than ever, with RedDot CMS and LiveServer, business users can easily manage and control site content and its delivery."

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:
Dan Coombes                                 Michele Stevenson
Director, Investor Relations                Senior Manager, Corporate
Hummingbird Ltd.                              Communications
Tel: 416- 496-2200 ext. 6359                Hummingbird Ltd.
Fax: 416-496-2207                           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com                 Fax: 416-496-2207
                                            michele.stevenson@hummingbird.com

RedDot Solutions
Beth Torrie Zwaryczuk
Director of Communications
212-425-3988 x215
Elizabeth.torrie@reddot.com

                                                                      Document 3

HUMMINGBIRD [GRAPHIC OMITTED]


    Hummingbird Partners with L-3 Communications Titan Group to Combat Money
                         Laundering and Financial Crime

   Solution proactively addresses Know Your Customer issues, streamlining the identity verification process and enforcing best practices for criminal investigation

Toronto - June 12, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced it is partnering with L-3 Communications Titan Group (NYSE: LLL) to deliver an end-to-end solution that addresses the customer identification and investigation case management aspects of anti-money laundering (AML).

L-3 Communications Titan Group, a leading provider of comprehensive information and communications products and end-to-end enterprise IT solutions, has developed a financial crime intelligence gathering and investigation solution based on Hummingbird Enterprise(TM). This unique offering includes Hummingbird's core document and records management capabilities tightly integrated with Hummingbird BI(TM), Hummingbird's leading query, analysis and reporting product. The solution satisfies AML compliance requirements by proactively addressing Know Your Customer issues, streamlining the identity verification processes, and enforcing best practices for criminal investigations.

This sophisticated solution was designed for financial institutions, which must comply with governing requirements such as The USA PATRIOT Act; the UK Proceeds of Crime Act; and Canada's Proceeds of Crime (Money Laundering) and Terrorist Financing Act. It gives organizations the ability to reduce manual and redundant tasks and improve compliance processes.

"Governments and international bodies are committed to the fight against money laundering and terrorist financing and have tightened the requirements for financial institutions to deter and detect money laundering activities. Organizations that fail to meet these compliance requirements are facing tough penalties, including hefty fines and suspension of operations," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "By partnering with L-3 Communications Titan Group, Hummingbird is addressing the anti-money laundering compliance and delivering an innovative platform that enables organizations to build and execute comprehensive AML programs including robust customer identification programs to meet the constantly evolving legislative requirements."

Hummingbird Enterprise offers a flexible solution that ensures critical identification information including documents, images, e-mails, and other information related to a specific account can be captured and profiled at the point it is obtained and then saved to the content repository for easy retrieval. The storage and security of the customer's content and the ability to search and quickly retrieve customer identification information as required are all supported in the Hummingbird solution for AML compliance. Compliance teams and auditors will have access to relevant information, when required, reducing the time spent investigating suspicious activity and responding to court orders for information.
Furthermore, Hummingbird Enterprise provides a secure, standards-compliant records management solution that works in tandem with the image and document repository. When combined with records management best practices, an AML compliance team can establish comprehensive lifecycle management of both paper and electronic records. Content assets are protected against risks such as litigation or disaster, while satisfying complex regulatory requirements.

Hummingbird Enterprise offers the following additional functions:

o Business reporting tools to help transform customer information and investigation results into intelligence. Organizations can analyze activity trends, risk exposure, and worker performance.

o Automated workflows to ensure procedures are followed and carried out on schedule.

o A team collaboration framework that offers a secure workspace for both internal and external sources involved in an investigation.

"We are pleased to expand upon our long successful association with Hummingbird to offer a truly robust anti-money laundering solution with the flexibility to adapt to a financial organization's existing workflow processes while ensuring full AML compliance," said Ed Denion, Senior Vice President and General Manager of the business unit responsible for providing L-3 Titan's AML solution.

To read more about how Hummingbird Enterprise addresses anti-money laundering, please visit:
http://www.hummingbird.com/industry/financial/antimoneylaundering.html#know

About L-3 Communications Titan Group
Headquartered in Reston Virginia, L-3 Titan Group is a leading provider of C4ISR, homeland security and defense/global war on terrorism, government enterprise information technology, intelligence, and aerospace, solutions and services for the Department of Defense, intelligence agencies, and other federal, state and local government and civilian customers. As a provider of national security solutions, the company has approximately 10,000 employees. To learn more about L-3 Titan Group, please visit the company's web site at www.L-3Com.com/Titan.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

Hummingbird contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 4

HUMMINGBIRD [GRAPHIC OMITTED]


                    Multilingual Business Thrives on the Web
                    ----------------------------------------
TTPCom brings its Web management entirely in-house, launches multilingual site and unlocks significant cost savings

Toronto, Ontario and London, England - June 14, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that TTPCom Limited, the world's leading independent supplier of digital wireless technology, has launched its new-look multilingual website, www.ttpcom.com, using the Web content management solution provided by RedDot Solutions, a Hummingbird company.

The multilingual Website has taken TTPCom's communications strategy to the local level by providing up-to-date information to its global customers. The site, powered by RedDot CMS, offers speakers of Japanese, Korean and Chinese content in their own language for the first time. RedDot CMS also powers TTPCom's holding company TTP Communications plc's website, www.ttpcommunicationsplc.com.

TTPCom previously outsourced the management of its single language site to a specialist agency, which managed all content in English. This approach incurred significant costs and, with 10 offices and development centres around the world, extended the process of approving and uploading content. To minimize costs while maximizing its potential on the Internet, TTPCom wanted a Website with multiple language versions that its own non-technical staff could manage and that could be easily understood by visitors from around the globe.

RedDot CMS has enabled TTPCom, whose technology appears in handsets from LG, Sharp, and Siemens amongst others, to bring its Website management in-house and allow employees throughout the organization to create, edit and publish content in four languages with ease. The RedDot editing function ensures that new content is consistent with the site's layout and style as well as protecting TTPCom's corporate design and brand.

"We needed a customer-facing Website that mirrors the cost-effective, flexible nature of our wireless products - and allows us to fulfil customers' needs online quickly, easily and in multiple languages," said Huw Waters, Online Marketing Manager at TTPCom. "RedDot CMS was the only content management system that was able to fulfil all of our requirements and has helped us unlock significant cost savings."

"TTPCom is a great example of how companies are maximizing the potential of their Website by creating a localized front door for their customers and recognizing the Internet's impact on the bottom line in global business," said Peter Aylward, Managing Director at RedDot Solutions in the UK. "After all, the Internet is one of the first places potential customers look for goods and services. Customers enjoy sites that are easy to use and navigate around."

About TTPCom
With 10 offices and development centres around the world, TTPCom Ltd. is the principal operating subsidiary of TTP Communications plc (LSE: TTC). The company develops intellectual property used in the design and manufacture of wireless communication terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide, including Analog Devices, Intel, LG, NEC, Renesas, Sharp and Siemens.

TTPCom has established a world leading position with its GPRS, EDGE and 3G protocol software; offers rapid customisation of handsets through its AJAR applications framework; and develops both radio and baseband cellular engines through its Macro products. For more information, please visit www.ttpcom.com.

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process management and workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.co.uk

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

In the U.S.:                            In the UK:
Elizabeth Torrie Zwaryczuk              Sian Aherne / Katie Judge
Director of Public Relations            Fuse PR
RedDot Solutions Corporation            020 8752 3208 / 3211
212-425-3988, ext. 215                  sian/ katiej@fusepr.com
elizabeth.torrie@reddot.com

                                                                      Document 5

HUMMINGBIRD [GRAPHIC OMITTED]


OGCbuying.solutions Selects Hummingbird to Help Drive (pound)7 Billion Target in
                   Cutting UK Public Sector Procurement Costs
 Hummingbird announces three new UK customers for hosted eContract Management, boosting service, cost savings and compliance

Toronto, Ontario and London, England - June 20, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that its contracts management solution, Hummingbird Enterprise(TM) for Contract Management, has been approved by OGCbuying.solutions as part of its eSourcing solution available to all public sector organizations in the UK, and has immediately been selected by three major public sector institutions - the Department of Work and Pensions, the Crown Prosecution Service and Sussex Police. The eSourcing Managed Service, provided by BravoSolution, is part of OGCbuying.solutions' eProcurement Solutions Toolkit and will contribute to the (pound)7billion savings (approximately US$13 billion) required from procurement activities under the efficiency review by 2008.

OGCbuying.solutions is the trading arm of the UK Office of Government Commerce
(OGC) in HM Treasury, which provides public sector procurement professionals with a route to the products and services they need to maximize procurement efficiency and value for money.

The hosted service will help in the creation of contracts, and will manage the contract post-signature, including the process of scheduling and renegotiation, reducing legal costs. Leveraging Hummingbird Enterprise for Contract Management, these organizations will also be able to work more collaboratively to take advantage of aggregated spend, as well as measuring supplier performance - qualitatively and quantitatively. The further challenge for public sector organizations of reducing risk in contract creation and ensuring compliance with regulations can now be managed electronically.

"Poor contract management not only impacts performance and compliance, but can mean crucial public services being cut off, severely affecting citizens' welfare," said Jane Moorhouse, director of managed services at OGCbuying.solutions "Effective electronic contract management, however, is a central element to eProcurement, a key government objective in cutting costs and passing those savings back to the public. Hummingbird's willingness to work with us on delivering a hosted solution was an important part in our selection, as well as its keen understanding of the specific challenges facing public sector organizations in the contract management process."

"Working with OGCbuying.solutions gives us the opportunity to help create a more efficient eProcurement offering across the public sector, at local and central government levels," said Nader Sabbaghian, managing director of BravoSolution. "Hummingbird is an important partner for us, with a lot of good experience in this sector. Moreover, Hummingbird Enterprise for Contract Management has the flexibility and robustness we need to deliver a solution that can manage both the content and storage processes, as well as data analysis."

Hummingbird's contract management solution is designed to be used by both specialist purchasing and procurement officers within the public sector, and people working with suppliers in any way. Users can draft and review new contracts in a collaborative workspace and access management reports and alerts to milestones and necessary actions in the lifecycle of a contract.

"Our pedigree within the public sector gives us a good understanding of the key initiatives and demands on organizations, which are driving ways of working. This announcement represents the next phase in satisfying the requirements of our government customers. Our philosophy of listening to clients and providing solutions that fit their needs, means that we were able to deliver the eContract Management solution they required," said Tony Heywood, Senior Vice President for EMEA, Hummingbird Ltd. "A contract is not just the terms and conditions of pricing of a service, but the means to measure and monitor the delivery and quality of that service. OGCbuying.solutions has recognized that technology can help not only with contract creation, but also administration and compliance."

About OGCbuying.solutions
OGCbuying.solutions is the trading arm of the Office of Government Commerce
(OGC), which is itself an office of HM Treasury. OGC was launched on 1 April 2000 as a result of a review of civil procurement in Central Government. Its aim is to achieve substantial value for money improvements in the Government's procurement budget and to oversee and implement the Government's wider Efficiency Review across the entire public sector. OGCbuying.solutions, launched in April 2001, provides public sector procurement professionals with a route to the products and services they need to maximise procurement efficiency and value for money. Its contracts and framework agreements offer substantial savings through significant buying power, economies of scale and strategic partnerships. Once again, these savings are counted towards the Efficiency Review target. Rigorous tendering and evaluation processes ensure that products and services are checked for quality, price competitiveness, fitness for purpose and compliance with statutory requirements. These products and services are available through OGCbuying.solutions Catalist framework agreements and Managed Services.

The Catalist brand is designed to unify the framework agreements under one identifiable and recognisable brand name. Catalist incorporates a series of framework agreements which have been developed to offer our customers a broad range of goods and services aligned to their particular needs.

Managed Services are predominantly more sophisticated, requiring expertise and additional support from OGCbuying.solutions. For more information visit the organisation's website www.ogcbuyingsolutions.gov.uk

About BravoSolution
BravoSolution is one of Europe's leading providers of internet-based procurement tools and professional services. The company supports its clients in the improvement of their procurement processes through innovative web-based technologies and services. BravoSolution has office locations in France, Italy, Spain and United Kingdom with a steadily growing team of over 200 professionals. For more information visit the company website www.bravosolution.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                                 Michele Stevenson
Director, Investor Relations                Senior Manager, Corporate
Hummingbird Ltd.                              Communications
Tel: 416 496-2200 ext. 6359                 Hummingbird Ltd.
daniel.coombes@hummingbird.com              Tel: 416 496-2200 ext. 2623
                                            michele.stevenson@hummingbird.com

UK Press contacts:
Ali Merifield, Bite Communications
Tel: 020 8834 3441
Email: ali.merifield@bitepr.com

Ian Capon, Hummingbird
Tel: 020 7093 0444
Email: Ian.Capon@eu.hummingbird.com

                                                                      Document 6

HUMMINGBIRD [GRAPHIC OMITTED]

    Leading Irish Law Firm Selects Hummingbird Enterprise(TM) for Legal for
                     Compliant Content Lifecycle Management

 O'Donnell Sweeney to implement Hummingbird Enterprise for document management, records management and team collaboration in order to support firm process efficiency and risk management initiatives

Toronto, Ontario and London, England - June 28, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Irish law firm, O'Donnell Sweeney, has selected Hummingbird Enterprise(TM) for Legal, including LegalKEY(R) Records Management, to help manage client information throughout the full content lifecycle. The first step in this process - the implementation of the document management module of Hummingbird Enterprise - is already complete across the firm's Dublin office.

O'Donnell Sweeney is one of the leading law firms in Ireland and is a member of Eversheds International, an alliance of law firms across the UK, Europe and the Middle East.

The project was initiated to support the needs of the growing law firm by enabling faster document retrieval, improving work-in-progress efficiency and moving towards a comprehensive records management system. Hummingbird Enterprise also allows O'Donnell Sweeney to integrate more closely with Eversheds by providing a fully compliant document management, collaboration and records management solution.

Following side-by-side vendor comparisons, on-site customer visits and a successful proof of concept last year, O'Donnell Sweeney chose Hummingbird due to the expertise and wide reference base of global law firms using Hummingbird Enterprise for Legal.

"Throughout the selection process the Hummingbird team delivered a consistently outstanding offering," said Nicholas Eustace, IT Director, O'Donnell Sweeney. "The range of reference sites and the levels of expertise within Hummingbird impressed both our technical team and the Firm's Partnership.

"O'Donnell Sweeney is committed to offering transparent, efficient working practices for our clients. In order to achieve this within a compliant environment, we are investing in Hummingbird's proven technology, implemented and advised on by global experts," added Eustace.

"We welcome O'Donnell Sweeney to our client community," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "As one of a number of Irish firms using Hummingbird Enterprise for Legal to manage content, this forward-thinking firm recognizes the level of expertise and the large number of clients that currently use the suite, including nine of the top 10 global law firms, to achieve compliance and manage risk."

About O'Donnell Sweeney
Founded in 1967, O'Donnell Sweeney is a full service commercial law firm with a business-like approach. Our practice focuses on supporting the business growth and expansion of our clients. With more than 100 legal advisers, we work with indigenous owner-managed companies as well as international and multinational companies, banks, financial institutions and public organisations. For more information, visit: http://www.odonnellsweeney.ie/

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

Hummingbird UK Contact:
Sally Bellwood
Marketing Manager
Hummingbird Legal Solutions Ltd.
Tel: 07919 333 482

                                                                      Document 7

HUMMINGBIRD [GRAPHIC OMITTED]

Hummingbird Ltd. Confirms Mailing of Management Information Circular and Receipt
                                of Interim Order

Toronto - June 29, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, announced today that is has mailed to its shareholders a Management Information Circular in connection with the proposed statutory plan of arrangement under which all of Hummingbird's common shares will be acquired by an affiliate of Symphony Technology Group, LLC. The arrangement will be considered by shareholders at a special meeting scheduled for July 21, 2006. Hummingbird also confirmed that on June 23, 2006, it obtained an interim order from the Ontario Superior Court of Justice (Commercial List) concerning the arrangement. The Management Information Circular is available at www.sedar.com and www.sec.gov.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the special meeting date are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird's ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird's ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird's control. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and Hummingbird assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this press release prior to it being issued.

For further information, please contact:

Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Hummingbird Ltd.                                 Hummingbird Ltd.
Tel: 416 496-2200 ext.2205                       Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                     daniel.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2623
michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HUMMINGBIRD LTD.
                                  ----------------------------------------------
                                                  (Registrant)

Date:    July 4, 2006             By: /s/ INDER P.S. DUGGAL
         ----------------------       ------------------------------------------
                                          Name:   Inder P.S. Duggal
                                          Title:  Chief Financial Officer,
                                                  Secretary and Treasurer